OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

INTEGRAL VISION, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
4 5 8 1 1 H 1 0 6
(CUSIP Number)
December 31, 2006 (Required annual filing)
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
  ☐ Rule 13d-1(b)
  ☑ Rule 13d-1(c) for John R. Kiely, III
  ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item1(a). Name of Issuer:
Item 1(b). Name of Issuer’s Principal Executive Offices:
Item 2(a). Name of Person Filing:
Item 2(b). Address or Principal Business Office or, if none, Residence:
Item 2(c). Citizenship:
Item 2(d). Title of Class of Securities:
Item 2(e). CUSIP Number:
Item 3. If this statement is filed pursuant to"240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership:
Item 5. Ownership of Five Percent or Less of a Class:
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Item 8. Identification and Classification of Members of the Group:
Item 9. Notice of Dissolution of Group
Item 10. Certification

CUSIP Number: 45811H106

Item 1:	Reporting Person:	John R. Kiely , III
Item 4:	United States of America
Item 5:	3,619,865
Item 6:	10,200
Item 7:	3,619,865
Item 8:	10,200
Item 9:	3,630,065
Item 11:	12.26%
Item 12:	IN
Item 1(a). Name of Issuer:
Integral Vision, Inc.
Item 1(b). Name of Issuer’s Principal Executive Offices:
4 9 1 1 3 Wixom Tech Drive
Wixom, Michigan 4 8 3 9 3
Item 2(a). Name of Person Filing:
John R. Kiely, III
Item 2(b). Address or Principal Business Office or, if none, Residence:
1 7 8 1 7 Davis Road
Dundee, MI 4 8 1 3 1
Item 2(c). Citizenship:
United States of America
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
4 5 8 1 1 H 1 0 6
Item 3. If this statement is filed pursuant to"240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable
Item 4. Ownership:
John R. Kiely, III:

(a) Amount Beneficially Owned:	3,360,065
(includes warrants to purchase 114,684 shares)

(b) Percent of Class:	12.26%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:	3,619,865

(ii) shared power to vote or to direct the vote:	10,200

(iii) sole power to dispose or to direct the disposition of:	3,619,865

(iv) shared power to dispose or to direct the disposition of:	10,200
Item 5. Ownership of Five Percent or Less of a Class:
Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable
Item 8. Identification and Classification of Members of the Group:

Not applicable
Item 9. Notice of Dissolution of Group
Not applicable
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 6, 2007

/s/ JOHN R. KIELY, III
John R. Kiely, III